United States
Securities and Exchange Commission
Washington, D.C. 20549

Form n-8a

Notification of registration filed pursuant to Section 8(a) of the Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	599 Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

599 Lexington Avenue, 37th Floor
New York, NY 10022

Telephone Number (including area code):

212-710-5710

Name and address of agent for service of process:

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

With copies to:

Terrence Davis
Tanya L. Boyle
DLA Piper LLP (US)
1201 West Peachtree Street Suite 2900

Atlanta, Georgia

30309-3449

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒          NO ☐

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City and State of New York on November 7, 2025.

599 Fund LLC

By:	/s/ Timothy Nest
Name:	Timothy Nest
Title:	President and Principal Executive Officer

Attest:

/s/ Maya Fishman
Name:	Maya Fishman
Title:	General Counsel, Aksia LLC